FORM 3
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number             3235-0104
                                               Expires:      September 30, 1998
                                               Estimated average burden
                                               hours per response.......... 0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
          General Electric Company
          3135 Easton Turnpike
          Fairfield, Connecticut 06431-0001

2.  Date of Event Requiring Statement (Month/Day/Year)
          3/9/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol
          Greenwich Air Services, Inc. ("GASI")

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
        Director                        X  10% Owner
    ---                                ---
        Officer (give title below)         Other (specify below)
    ---                                ---

    -----------------------------

6.  If Amendment, Date of Original (Month/Day/Year)


7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by One Reporting Person
    ---
        Form filed by More than one Reporting Person
    ---

             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security       2.  Amount of Securities    3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr.4)                   Beneficially Owned          Form:  Direct           (Instr. 5)
                                (Instr. 4)                  (D) or Indirect
                                                            (I) (Instr. 5)
Class A Common Stock,
  par value $.01 per share  689,000                     D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

               TABLE II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                2. Date             3. Title and Amount of             4. Conver-   5. Owner-    6. Nature of Indirect
    Derivative Security        Exercisable         Securities Underlying              sion or      ship         Beneficial Ownership
    (Instr. 4)                 and Expira-         Derivative Security                Exercise     Form of      (Instr. 5)
                               tion Date           (Instr. 4)                         Price of     Deriva-
                               (Month/Day/                                            Deri-        tive
                               Year)                                                  vative       Security:
                                                                                      Security     Direct
                                                                                                   (D) or
                            Date      Expira-   Title                     Amount                   Indirect
                            Exer-     tion                                or                       (I)
                            cisable   Date                                Number                   (Instr. 5)
                                                                          of
                                                                          Shares
Option (a)                                      Class A Common Stock,
(right to buy)              (a)       (a)       par value $.01 per share  3,646,622   $31.00       D

Option (a)                                      Class B Common Stock,
(right to buy)              (a)       (a)       par value $.01 per share  3,029,528   $31.00       D



Explanation of Responses:

(a) In connection with an Agreement and Plan of Merger (the "Merger Agreement") dated March 9, 1997 among Greenwich Air Services, Inc. (the "Issuer"), General Electric Company (the "Reporting Person") and GB Merger Corp., the Reporting Person and Eugene P. Conese, Sr., Eugene P. Conese, Jr. and Anna May Conese (the "Stockholders"), entered into a Stock Option and Voting Agreement (the "Stock Option Agreement") dated March 9, 1997, granting the Reporting Person options on Class A Common Stock and Class B Common Stock (the "Shares") of the Issuer. The options may be exercised by the Reporting Person, in whole but not in part as to all but not less than all the Stockholders, during the period commencing on the date that the waiting period applicable to the consummation of the purchase of the Shares pursuant to the exercise of the options has expired or been terminated and ending on the date which is the earlier of (i) upon notice given by the Stockholders or Reporting Person after September 30, 1997 and (ii) the date of termination of the Merger Agreement by the Issuer in connection with a breach of the Merger Agreement by the Reporting Person which allows Issuer to terminate the Merger Agreement.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Robert E. Healing                                       March 18, 1997
----------------------------------                         ---------------------
**Signature of Reporting Person                                     Date
Robert E. Healing
Corporate Counsel
General Electric Company